SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Begins Ticket Sales to Santiago Chile

São Paulo, September 5, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today began ticket sales to Santiago, Chile. GOL will offer three daily flights to this new destination, with flights starting on September 24. The Chilean capital is GOL’s seventh international destination – the Company currently flies to Buenos Aires, Rosario and Cordoba (Argentina), Montevideo (Uruguay), Asunción (Paraguay) and Santa Cruz de la Sierra (Bolivia). This new route reaffirms the Company’s commitment to popularizing air transportation throughout South America.

One of the routes to Santiago will depart twice daily from Rio de Janeiro, making stops in São Paulo and Buenos Aires. The other route will depart from Florianópolis, with stops in Porto Alegre and Buenos Aires. GOL will offer a nonstop flight from São Paulo to Santiago beginning on September 30. The Buenos Aires-Santiago route is second most important international route within South America, behind only the São Paulo–Buenos Aires route.

Chile, whose economy grew 6.3% in 2005, is home to approximately 16 million, 40 percent of whom live in Santiago. An estimated 385,000 passengers flew between Brazil and Chile in 2003, making Chile the second most frequented destination by Brazilians flying to other South American countries behind only Argentina.

“With a growing economy and a strong tourism market, Chile is an increasingly important destination in South America,” says Tarcísio Gargioni, GOL’s vice-president of Marketing and Services. “Flights to Chile, in addition to high quality service at low fares, are just one more benefit the Company is offering to its customers.”

Tickets are available for purchase by telephone, through a travel agent, or on GOL’s website, www.voegol.com.br. Please see the destination table below for flight departure schedules:

- 1 / 3 -

Origin	Stopover	Destination	Frequency	Departure	Arrival
Rio de Janeiro (Galeão)	São Paulo (Cumbica) and Buenos Aires (Ezeiza)	Santiago (Chile)	Daily	9:10 AM	3:15 PM
Rio de Janeiro (Galeão)	São Paulo (Cumbica) and Buenos Aires (Ezeiza)	Santiago (Chile)	Daily	4:00 PM	10:15 PM
Santiago (Chile)	Buenos Aires (Ezeiza) and São Paulo (Cumbica)	Rio de Janeiro (Galeão)	Daily	7:30 AM	3:20 PM
Santiago (Chile)	Buenos Aires (Ezeiza) and São Paulo (Cumbica)	Rio de Janeiro (Galeão)	Daily	1:15 PM	9:10 PM
Florianópolis	Porto Alegre and Buenos Aires (Ezeiza)	Santiago (Chile)	Daily	7:40 AM	12:35 PM
Santiago (Chile)	Buenos Aires (Ezeiza) and Porto Alegre	Florianópolis	Daily	5:20 PM	11:50 PM

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 500 daily flights to 51 airports in Brazil, Argentina, Bolivia, Paraguay and Uruguay. GOL growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 (Telefônica) and 1230 020 9104 (Intel) in Chile, and 55 11 2125-3200 in other countries.

- 2 / 3 -

CONTACT: GOL Linhas Aéreas Inteligentes S.A.
Ph: (5511) 3169 6800
E-mail: ri@golnaweb.com.br
Site: www.voegol.com.br/ir

Corporate Communications
Ph: (5511) 3169 6449
E-mail: rcorbioli@golnaweb.com.br

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Nakayama and C. Silva	Edelman; G. Juncadella and M. Smith
Ph: (5511) 3049-0341 / 3049-0343	Ph: +1 (212) 704-4448 / 704-8196
E-mail: daniela.nakayama@mvl.com.br	E-mail: gabriela.juncadella@edelman.com
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 3 / 3 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 05, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.